Ref: adr140706

06015425

GUS

14 July 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 21 2006
WASH. D.C. 185 SECTION

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

Enc.

7/24

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

SCHEDULE OF DOCUMENTS ISSUED
6 JULY 2006 TO 13 JULY 2006

COMPANIES HOUSE FILINGS		
14 July 2006	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
6 July 2006	-	Block Listing Interim Review
6 July 2006	-	Block Listing Interim Review
6 July 2006	-	Block Listing Interim Review
12 July 2006	-	First quarter trading statement
12 July 2006	-	Annual Info Update

82 S017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

14 July 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,380	417	1,863
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted **TOTAL CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 14 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,054	241	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

		Class of shares allotted	Number allotted
Name	Cazenove Nominees Limited		
Address	12 Tokenhouse Yard, London.	Ordinary	474
UK Postcode	EC2R 7AN		

		Class of shares allotted	Number allotted
Name			
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	10,481
UK Postcode			

		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			

		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			

		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**10,955**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 14 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 14 July 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	CATHERINE M	AUSTIN	23 HOADESWOOD ROAD	STURRY	CANTERBURY	KENT	CT2 0LY	343
MRS	SARAH	BARTLETT	12 ADELAIDE DRIVE	SITTINGBOURNE	KENT		ME10 1YB	231
MR	MARTIN	BODEN	SOUTH HOUSE	THE GREEN	ADDERBURY	BANBURY	OX17 3NE	4,394
MRS	AVRIL	BRITTON	9 HUNTSWOOD	ASHFORD	KENT		TN23 4XN	625
MR	DAVID	DICKINSON	61 STATION AVENUE	ORRELL	WIGAN	LANCASHIRE	WN5 8TH	171
MRS	SUSAN	FABER	56 WEALD DRIVE	FURNACE GREEN	CRAWLEY	WEST SUSSEX	RH10 6PX	403
MR	ALAN PATRICK	JEFFRIES	57 WOODLANDS	GRANGE PARK	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 5BZ	1,757
MISS	JULIANA	KRYST	73 PRAGUE PLACE	BRIXTON HILL	LONDON		SW2 5ED	343
MISS	LISA	LAMBERT	THE BUNGALOW	TRIPPING GREEN	HALIFAX	WEST YORKSHIRE	HX2 8XS	171
MR	STUART	MONK	29 CRISPIN ROAD	EARLS BARTON	NORTHAMPTON	NORTHAMPTONSHIRE	NN6 0PG	351
MR	MARK	PERCY	125 MOSSFIELD ROAD	SWINTON	MANCHESTER	LANCASHIRE	M27 9TU	878
MISS	GEMMA	RICHARDS	4 LODGE GARDENS	SNAITH	GOOLE	NORTH HUMBERSIDE	DN14 9HH	129
MRS	SONIA MARIA	SHARP	58 UPSALL GROVE	FAIRFIELD	STOCKTON	CLEVELAND	TS19 7QJ	685
							TOTAL	**10,481**

88(2)

2 15

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,418	7,622	8,012
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.0920	£6.5300	£6.5850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Part ID 142CN Desig ESOS Address: 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	36,813
Name: Mrs Sharon Jolly Address: 15 Paddocks View, Long Eaton, Nottingham UK Postcode NG10 3QF	Ordinary	4,293
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**41,106**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 14 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/9564	Tel: 0870 836 4064
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,054		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	03	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	26,375	27,241	1,481
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£8.0920	£8.6850	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	55,097
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**55,097**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** 14 July 200[illegible]

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JW/9579 Tel: 0870 836 4064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	433		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.082		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name: Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address: Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	433
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	433

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14 July 2000

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

ESP-EXEC/JW/9604 Tel: 0870 836 4064

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary
Number allotted	560
Nominal value of each share	~~29.75p~~ 29 3/43 p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name -	Class of shares Allotted	Number allotted
Address – Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	560

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 14 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,585		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name / Address	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited A/C ESOS Part ID 142CN Address: 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	1,089
Name: Mr Andrew William McClelland Address: 48 Palmers Avenue, Lisburn, County Antrim UK Postcode BT28 3QB	Ordinary	496
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	1,585

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14 July 2006

A ~~director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/9657 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1769		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Desig: ESOS Part ID 142CN Address: 20 Mooregate London UK Postcode E C 2 R 6 D A	Ordinary	1,769
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,769

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 14 MAR 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JL/9708 Tel: 0870 836 4064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,869		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Part ID 142CN, Desig ESOS Address: 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	8,869
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	**TOTAL**	**8,869**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 14 JULY 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/AL/9709 Tel: 0870 836 4064

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	05	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	878	16,897	789
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________________ **Date** 14 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / rec~~eiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,595	196	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

		Class of shares allotted	Number allotted
Name	Cazenove Nominees Limited		
Address	12 Tokenhouse Yard, London.	Ordinary	765
UK Postcode	EC2R 7AN		

		Class of shares allotted	Number allotted
Name			
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	19,590
UK Postcode			

		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			

		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			

		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**20,355**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** 16 July 2006

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 14 July 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	FRANK	ANKU	31 RADLEY ROAD	TOTTENHAM	LONDON		N17 6RL	2,281
MRS	JULIE ANNE	ASTBURY-CRIMES	41 EDWARD ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 5GE	243
MRS	ANTILLA	BAPTISTE	16 SHIRLEY ROAD	STRATFORD	LONDON		E15 4HX	684
MRS	HELEN	BERRILL	LARKBEARE	HIGH STREET	DORMANSLAND	SURREY	RH7 6PU	171
DR	ANDREW	BILLINGTON	6 STRAFFORD ROAD	TWICKENHAM	MIDDLESEX		TW1 3AE	1,140
MRS	JOY	BROLLO	NO 5 THE BYEWAYS	BERRYLANDS	SURBITON	SURREY	KT5 8HT	1,308
MR	IAN EDWARD	CAMERON	19 TREMLETT GROVE	LONDON			N19 5LA	1,825
MR	PETER WILLIAM	CONNELL	6 THE POPLARS	NARBOROUGH ROAD SOUTH	LEICESTER	LEICESTERSHIRE	LE3 2LN	2,281
MRS	RENA	COOK	GROUND FLOOR FLAT	91 ST THOMAS'S ROAD	LONDON		N4 2QJ	1,368
MR	MATTHEW	DALBY	21 PLUMPTON AVENUE	WROSE	BRADFORD	WEST YORKSHIRE	BD2 1PE	377
MR	PAUL ANTHONY	GOTHAM	93 FAIRMEAD CRESCENT	EDGWARE	MIDDLESEX		HA8 8YR	1,368
MRS	IRIS ANN	GRANEY	357 POINT CLEAR ROAD	ST OSYTH	CLACTON-ON-SEA	ESSEX	CO16 8NT	878
MRS	PAMELA VIOLET	JAMIESON	11 NENE GROVE	DIDCOT	OXFORDSHIRE		OX11 7QW	228
MRS	MARION IRENE	JUNIPER	5 WATERMANS WAY	INGRESS PARK	GREENHITHE	KENT	DA9 9GJ	579
MR	GEORGE J	LICKESS	65 THORNTON DALE	NEWLAITHES ROAD	HORSFORTH	LEEDS	LS18 4UW	365
MS	JULIETA	MANANGHAYA	FLAT 11 BENTINCK MANSION	BENTINCK STREET	LONDON		W1U 2ER	2,281
MRS	HILARY L	NEW	2 THE CLOISTERS	CHURCH STREET	OLD WOKING	SURREY	GU22 9JB	456
MISS	DIANE	PACKHAM	24 DENE AVENUE	SIDCUP	KENT		DA15 9LD	91
VISCOUNT	JOHN M J	SUIRDALE	THE IMPERIAL HOTEL TOWER	I-I-I UCHISALWAI-CHO	CHLYODA-KU TOKYO 100-0011	JAPAN		456
MRS	SUSAN	THOMPSON	12 PRIMROSE WALK	WOODFORD HALSE	DAVENTRY	NORTHAMPTONSHIRE	NN11 3HT	148
MRS	SELINA	TWUMASI	9 EXETER COURT	CAMBRIDGE ROAD	KILBURN	LONDON	NW6 5AJ	1,062
							TOTAL	19,590

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,896		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name	Cazenove Nominees Limited Desig: ESOS Part ID: 142CN	Class of shares allotted	Number allotted
Address	20 Moorgate	Ordinary	4,896
	London		
UK Postcode	EC2R 6DA		

Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**4,896**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14 Aug 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/ JL/9721 Tel: 0870 836 4064

DX number DX exchange

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Exemption number 82-5017

Date: 5 July 2006

AVS No: 670303	
Name of *applicant*:	GUS plc
Name of scheme:	GUS plc 1998 Approved and 1998 Non-Approved Executive Share Option Schemes.
Period of return: From:	13 December 2005 To: 12 June 2006
Balance under scheme from previous return:	504,645 - as at date of share consolidation on 13 December 2005
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1,700,000 shares
Number of *securities* issued/allotted under scheme during period:	1,647,530 shares
Balance under scheme not yet issued/allotted at end of period	557,115 shares
Number and *class* of *securities* originally listed and the date of admission	877,604,802 ordinary shares – admitted 13 December 2005
Total number of *securities* in issue at the end of the period	881,579,416 shares

Name of contact:	Paul Cooper
Address of contact:	GUS plc, The Works, 5 Union Street, Manchester, M12 4JD
Telephone number of contact:	0870 836 4064

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

GUS plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Exemption number 82-5017

Date: 5 July 2006

AVS No: 152704	
Name of *applicant*:	GUS plc
Name of scheme:	North America Qualified Employee Stock Purchase Plan
Period of return:	From: 13 December 2005 To: 12 June 2006
Balance under scheme from previous return:	234,875 - as at date of share consolidation on 13 December 2005
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/a
Number of *securities* issued/allotted under scheme during period:	151,748 shares
Balance under scheme not yet issued/allotted at end of period	83,127 shares
Number and *class* of *securities* originally listed and the date of admission	877,604,802 ordinary shares – admitted 13 December 2005
Total number of *securities* in issue at the end of the period	881,579,416 shares

Name of contact:	Paul Cooper
Address of contact:	GUS plc, The Works, 5 Union Street, Manchester, M12 4JD
Telephone number of contact:	0870 836 4064

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

GUS plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Exemption number 82-5017

Date: 5 July 2006

AVS No: 370614

Name of *applicant*:		GUS plc		
Name of scheme:		The GUS plc Savings Related Share Option Scheme		
Period of return:	From:	13 December 2005	To:	12 June 2006
Balance under scheme from previous return:		1,206,823 - as at date of share consolidation on 13 December 2005		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,800,000 shares		
Number of *securities* issued/allotted under scheme during period:		2,175,336 shares		
Balance under scheme not yet issued/allotted at end of period		831,487 shares		
Number and *class* of *securities* originally listed and the date of admission		877,604,802 ordinary shares – admitted 13 December 2005		
Total number of *securities* in issue at the end of the period		881,579,416 shares		

Name of contact:	Paul Cooper
Address of contact:	GUS plc, The Works, 5 Union Street, Manchester, M12 4JD
Telephone number of contact:	0870 836 4064

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

GUS plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Trading Statement Released: 12/07/2006

RNS Number:0546G
GUS PLC
12 July 2006

GUS plc

First Quarter Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"We are pleased with the progress of both ARG and Experian in the first quarter of our new financial year, each of which is trading in line with expectations. Both businesses have clear strategies for growth, putting them in good shape for their future as independent companies."

Argos Retail Group (ARG)

% change in sales year-on-year		
Three months to 30 June 2006		%
Argos - total		14
- like-for-like	...	7
Four months to 30 June 2006*		(1)
Homebase - total		(5)
- like-for-like		

* Homebase's year-end is the end of February to avoid distortions relating to the timing of Easter

In the first quarter of the financial year, the non-food, non-clothing market in the UK was stronger than expected. However, ARG remains cautious on the outlook for a recovery in the rate of growth in consumer spending and expects the DIY market in particular to remain difficult.

Argos
Argos again outperformed its market in the first quarter, with total sales up 14% of which new stores contributed 7%. At 30 June 2006, Argos traded from 663 stores with six new stores opened in the quarter. Like-for-like sales increased by 7%. Consumer electronics performed very strongly, especially in flat panel TV packages and set top boxes in the lead up to and during the World Cup. There was also good sales growth in bedroom furniture, photography and video game systems.

This strong sales performance was, however, substantially offset by a related reduction in gross margin compared to the previous year. This was driven by the shift in the product mix and by the popularity of Argos' promotional offers in the quarter, partially countered by the benefits obtained from ARG's supply chain initiatives.

Argos Direct, the delivery to home operation, grew sales by 10% in the first quarter and accounted for 25% of Argos' revenue. Within this, sales ordered over the Internet for delivery to home rose by 46%, representing 8% of total revenue. An additional 10% of sales were reserved by phone or the Internet for later collection in store (the service known as Check and Reserve), which was 69% ahead of the same period last year. The Autumn/Winter 2006 catalogue will launch on 29 July and will offer about 17,000 lines to all customers as the Argos Extra extended ranges continue to be made available across all stores and channels.

Homebase

Sales at Homebase decreased in the four months to 30 June 2006 by 1% in total, of which 4% came from new stores. Homebase opened three stores in the quarter bringing the total at 30 June 2006 to 300, of which 151 had a mezzanine floor.

Like-for-like sales declined by 5%. Although kitchens and furniture showed strong growth, core DIY and decorating ranges remained weak. As planned, gross margin was ahead of the previous year as a result of a reduced level of promotional activity together with the benefits obtained from ARG's supply chain initiatives.

Experian

% change in sales year-on-year for the three months to 30 June 2006

Continuing activities only*	At actual exchange rates %	At constant exchange rates %
Experian North America	29	26
Experian International	16	15
Global Experian	23	21

* As disclosed in the preliminary results announcement on 24 May 2006, two businesses have been treated as discontinuing activities from 1 April 2006. These are MetaReward's incentive marketing websites which have been closed and large scale UK account processing, where Experian has announced its phased withdrawal by Autumn 2009.

In the three months to 30 June 2006, Experian grew its sales from continuing activities by 21% at constant exchange rates. Organic growth was 8% with the balance from acquisitions. This performance reflects the benefits of Experian's broad portfolio by product, by sector and by geography.

Experian North America

In dollars, sales from continuing activities in the three months to 30 June 2006 increased by 26% in total. Corporate acquisitions generated 17% of this, largely in Interactive, while organic growth was the remaining 9%.

In dollars and excluding acquisitions, Credit Information and Solutions grew sales slightly in the quarter, against a period where the comparatives were very strong (H1 2005/6: +18%). There was double-digit growth in decision solutions, helped by client wins in application processing, fraud authentication, account management and triggers. In dollars, sales in Marketing Information and Solutions together were in line with the first quarter last year excluding acquisitions. There was strong growth in email marketing and research services but continuing weakness in data sales and list processing.

In dollars, Experian Interactive sales grew by about 75% in total to reach almost 40% of Experian North America's revenue. Organic growth was strong in both Consumer Direct and LowerMyBills.com, which was acquired in May 2005.

Experian International

In the three months to 30 June 2006, sales from continuing activities at Experian International increased by 15% in total at constant exchange rates. Organic growth was 7% in the period and the contribution from acquisitions, largely ClarityBlue, was 8%. Experian in the UK delivered another robust performance despite a subdued UK credit environment.

At constant exchange rates, Credit Information and Solutions together saw good growth, led by decision solutions in Europe and Consumer Direct in the UK. Excluding acquisitions, Marketing Information and Solutions together saw solid growth in the quarter with particular strength in QAS. Outsourcing also demonstrated solid growth and recently won a two-year contract with the Ministry of Health in France.

Experian International has made further small complementary acquisitions during the first quarter of the year, including Eiger Systems, a market-leading provider of bank account validation and payment processing software. This complements QAS, which validates customers' names and addresses, and which is growing strongly around the world, leveraging Experian's sales force and infrastructure.

Annual General Meeting

GUS will hold its AGM on 19 July 2006.

Enquiries

GUS		
David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	
Finsbury		
Rupert Younger		020 7251 3801
Rollo Head		

Exemption number 82-5017

GUS plc
11 July 2006

Annual Information Update
for the 12 months up to and including 10 July 2006.

GUS plc (the "Company") published its 2005/06 annual report and accounts on 19 June 2006. This Annual Information Update ("AIU") is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this AIU and the Company does not undertake any obligation to update any such information in the future. (Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.) This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

This AIU contains a list of:

1. Announcements made via a Regulatory Information Service ("RIS");
2. Documents filed with the UK Registrar of Companies (Companies House);
3. Documents filed with the Financial Services Authority; and
4. Documents published and sent to shareholders.

The Company is publishing the AIU via an RIS today and making it available on its website at www.gusplc.com

1. Announcements made via a Regulatory Information Service ("RIS")

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnew/marketnews and on the Company's website at http://www.gusplc.com/gus/news/rns/

Date of publication	Regulatory headline
06/07/2006	Blocklisting Interim Review
06/07/2006	Blocklisting Interim Review
06/07/2006	Blocklisting Interim Review
05/07/2006	Rejection of approaches
05/07/2006	Additional Listing
04/07/2006	Additional Listing

Date of publication	Regulatory headline
03/07/2006	Director/PDMR Shareholding
03/07/2006	Additional Listing
30/06/2006	Additional Listing
29/06/2006	Additional Listing
28/06/2006	Additional Listing
27/06/2006	Additional Listing
26/06/2006	Holding(s) in Company
26/06/2006	Additional Listing
23/06/2006	Additional Listing
22/06/2006	Additional Listing
21/06/2006	Holding(s) in Company
21/06/2006	Additional Listing
21/06/2006	Director/PDMR Shareholding
20/06/2006	Director/PDMR Shareholding
20/06/2006	Doc re. Notice of AGM
20/06/2006	Director/PDMR Shareholding
20/06/2006	Additional Listing
19/06/2006	Additional Listing
14/06/2006	Director/PDMR Shareholding
14/06/2006	Director/PDMR Shareholding
13/06/2006	Director/PDMR Shareholding
13/06/2006	Result of bondholder meeting
08/06/2006	Director/PDMR Shareholding
05/06/2006	Director/PDMR Shareholding
05/06/2006	Director/PDMR Shareholding
02/06/2006	Extension of Deadline
26/05/2006	Further re Prelim Results
25/05/2006	Holding(s) in Company
24/05/2006	Holding(s) in Company
24/05/2006	Final Results - Part IV
24/05/2006	Final Results - Part III
24/05/2006	Final Results - Part II
24/05/2006	Final Results - Part I
24/05/2006	Update on demerger
22/05/2006	Solicitation Statement
18/05/2006	Additional Listing
17/05/2006	Additional Listing
16/05/2006	Additional Listing
15/05/2006	Additional Listing
12/05/2006	Additional Listing
11/05/2006	Additional Listing

Date of publication	Regulatory headline
10/05/2006	Additional Listing
09/05/2006	Additional Listing
08/05/2006	Additional Listing
05/05/2006	Additional Listing
05/05/2006	Director/PDMR Shareholding
03/05/2006	Director/PDMR Shareholding
27/04/2006	Experian's phased withdrawal
12/04/2006	Trading Statement
31/03/2006	Holding(s) in Company
30/03/2006	Holding(s) in Company
28/03/2006	Demerger of ARG and Experian
16/03/2006	Director/PDMR Shareholding
24/02/2006	Holding(s) in Company
23/02/2006	Additional Listing
22/02/2006	Director/PDMR Shareholding
22/02/2006	Additional Listing
21/02/2006	Additional Listing
20/02/2006	Additional Listing
17/02/2006	Additional Listing
16/02/2006	Holding(s) in Company
16/02/2006	Additional Listing
15/02/2006	Additional Listing
14/02/2006	Additional Listing
13/02/2006	Additional Listing
10/02/2006	Additional Listing
01/02/2006	Director/PDMR Shareholding
26/01/2006	Chairmanship
26/01/2006	Acquisition
12/01/2006	Trading Statement
03/01/2006	Statement re Posting of Share Certificates
20/12/2005	Holding(s) in Company
20/12/2005	Director/PDMR Shareholding
16/12/2005	Holding(s) in Company
16/12/2005	Director/PDMR Shareholding
14/12/2005	Acquisition
13/12/2005	Burberry Group PLC Holding(s) in Company
13/12/2005	Director/PDMR Shareholding
12/12/2005	EGM Statement
07/12/2005	Blocklisting Interim Review
25/11/2005	Director/PDMR Shareholding
21/11/2005	Proposed demerger of Burberry

Date of publication	Regulatory headline
18/11/2005	Burberry Group PLC Further re Demerger
18/11/2005	Director/PDMR Shareholding
18/11/2005	Further re Demerger
17/11/2005	Burberry Group PLC Demerger of Burberry
17/11/2005	Board Change
17/11/2005	Interim Results - Part 4
17/11/2005	Interim Results - Part 3
17/11/2005	Interim Results - Part 2
17/11/2005	Interim Results - Part 1
17/11/2005	Burberry Demerger
15/11/2005	Burberry Group PLC Interim Results - Part 3
15/11/2005	Burberry Group PLC Interim Results - Part 2
15/11/2005	Burberry Group PLC Interim Results - Part 1
11/11/2005	Holding(s) in Company
28/10/2005	Disposal
12/10/2005	Trading Statement
12/10/2005	Burberry Group PLC First Half Trading Update
11/10/2005	Burberry Group PLC Directorate Change
04/10/2005	Director/PDMR Shareholding
03/10/2005	Director/PDMR Shareholding
30/09/2005	Director/PDMR Shareholding
22/09/2005	Blocklisting Interim Review
22/09/2005	Blocklisting Interim Review
22/09/2005	Blocklisting Interim Review
22/09/2005	Blocklisting Interim Review
22/09/2005	Blocklisting Interim Review
22/09/2005	Blocklisting Interim Review
22/09/2005	Blocklisting Interim Review
09/09/2005	Director/PDMR Shareholding
07/09/2005	Holding(s) in Company
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review

Date of publication	Regulatory headline
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
05/09/2005	Blocklisting Interim Review
30/08/2005	PLC Director/PDMR Shareholding
24/08/2005	PLC Holding(s) in Company
23/08/2005	PLC Director/PDMR Shareholding
03/08/2005	PLC Director/PDMR Shareholding
02/08/2005	PLC Director/PDMR Shareholding
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
25/07/2005	Blocklisting Interim Review
22/07/2005	Director/PDMR Shareholding
22/07/2005	Director/PDMR Shareholding - Replace
22/07/2005	Director/PDMR Shareholding
20/07/2005	1st Quarter Results

2. Documents filed with the UK Registrar of Companies (Companies House)

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ; email: enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date	Type	Description
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares
27/06/2006	88(2)R	Forms 88(2) re allotment of shares

13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
13/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
05/06/2006	88(2)R	Forms 88(2) re allotment of shares
18/05/2006	MEM/ARTS	Articles of Association
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares

18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
18/04/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
16/03/2006	88(2)R	Forms 88(2) re allotment of shares
09/03/2006	288c	Director's Particulars changed
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
06/03/2006	88(2)R	Forms 88(2) re allotment of shares
14/02/2006	MEM/ARTS	Articles of Association
14/02/2006	288c	Director's Particulars changed
14/02/2006	88(2)R	Forms 88(2) re allotment of shares
14/02/2006	88(2)R	Forms 88(2) re allotment of shares
14/02/2006	88(2)R	Forms 88(2) re allotment of shares
14/02/2006	88(2)R	Forms 88(2) re allotment of shares
14/02/2006	88(2)R	Forms 88(2) re allotment of shares
14/02/2006	88(2)R	Forms 88(2) re allotment of shares

14/02/2006	88(2)R	Forms 88(2) re allotment of shares
13/02/2006	88(2)R	Forms 88(2) re allotment of shares
13/02/2006	88(2)R	Forms 88(2) re allotment of shares
10/02/2006	288b	Director Resigned
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
27/01/2006	88(2)R	Forms 88(2) re allotment of shares
10/01/2006	MEM/ARTS	Articles of Association
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
04/01/2006	88(2)R	Forms 88(2) re allotment of shares
20/12/2005	RES01	Resolution
20/12/2005	122	Share consolidation
13/12/2005	88(2)R	Forms 88(2) re allotment of shares
13/12/2005	88(2)R	Forms 88(2) re allotment of shares

13/12/2005	88(2)R	Forms 88(2) re allotment of shares
13/12/2005	88(2)R	Forms 88(2) re allotment of shares
13/12/2005	88(2)R	Forms 88(2) re allotment of shares
12/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
02/12/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/11/2005	88(2)R	Forms 88(2) re allotment of shares
28/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
18/10/2005	88(2)R	Forms 88(2) re allotment of shares
03/10/2005	88(2)R	Forms 88(2) re allotment of shares
30/09/2005	88(2)R	Forms 88(2) re allotment of shares
30/09/2005	88(2)R	Forms 88(2) re allotment of shares
30/09/2005	88(2)R	Forms 88(2) re allotment of shares
30/09/2005	88(2)R	Forms 88(2) re allotment of shares
30/09/2005	88(2)R	Forms 88(2) re allotment of shares

30/09/2005	88(2)R	Forms 88(2) re allotment of shares
23/09/2005	363s	Annual Return
19/09/2005	88(2)R	Forms 88(2) re allotment of shares
19/09/2005	88(2)R	Forms 88(2) re allotment of shares
19/09/2005	88(2)R	Forms 88(2) re allotment of shares
19/09/2005	88(2)R	Forms 88(2) re allotment of shares
19/09/2005	88(2)R	Forms 88(2) re allotment of shares
19/09/2005	88(2)R	Forms 88(2) re allotment of shares
12/09/2005	88(2)R	Forms 88(2) re allotment of shares
07/09/2005	88(2)R	Forms 88(2) re allotment of shares
07/09/2005	88(2)R	Forms 88(2) re allotment of shares
07/09/2005	88(2)R	Forms 88(2) re allotment of shares
07/09/2005	88(2)R	Forms 88(2) re allotment of shares
07/09/2005	88(2)R	Forms 88(2) re allotment of shares
07/09/2005	88(2)R	Forms 88(2) re allotment of shares
05/09/2005	AA	Lodging of Annual Report and Financial Statements 2005 and Shareholder Circular
30/08/2005	88(2)R	Forms 88(2) re allotment of shares
30/08/2005	88(2)R	Forms 88(2) re allotment of shares
30/08/2005	88(2)R	Forms 88(2) re allotment of shares
30/08/2005	88(2)R	Forms 88(2) re allotment of shares
30/08/2005	88(2)R	Forms 88(2) re allotment of shares
30/08/2005	88(2)R	Forms 88(2) re allotment of shares
18/08/2005	88(2)R	Forms 88(2) re allotment of shares
18/08/2005	88(2)R	Forms 88(2) re allotment of shares
18/08/2005	88(2)R	Forms 88(2) re allotment of shares
18/08/2005	88(2)R	Forms 88(2) re allotment of shares
10/08/2005	RES09	Resolutions
10/08/2005	88(2)R	Forms 88(2) re allotment of shares
10/08/2005	88(2)R	Forms 88(2) re allotment of shares
10/08/2005	88(2)R	Forms 88(2) re allotment of shares
10/08/2005	88(2)R	Forms 88(2) re allotment of shares
10/08/2005	88(2)R	Forms 88(2) re allotment of shares
10/08/2005	88(2)R	Forms 88(2) re allotment of shares
29/07/2005	88(2)R	Forms 88(2) re allotment of shares
29/07/2005	88(2)R	Forms 88(2) re allotment of shares
29/07/2005	88(2)R	Forms 88(2) re allotment of shares
29/07/2005	88(2)R	Forms 88(2) re allotment of shares
22/07/2005	88(2)R	Forms 88(2) re allotment of shares
22/07/2005	88(2)R	Forms 88(2) re allotment of shares
22/07/2005	88(2)R	Forms 88(2) re allotment of shares
22/07/2005	88(2)R	Forms 88(2) re allotment of shares

22/07/2005	88(2)R	Forms 88(2) re allotment of shares
22/07/2005	88(2)R	Forms 88(2) re allotment of shares
22/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares
13/07/2005	88(2)R	Forms 88(2) re allotment of shares

3. & 4. Documents filed with the Financial Services Authority; and published and sent to shareholders

The following documents have been filed by the Company with the Financial Services Authority and sent to shareholders during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company's registered office at One Stanhope Gate, London W1K 1AF.

Date of publication	Document
19/06/2006	Annual Report and Financial Statements for the year ended 31 March 2006
19/06/2006	Annual Review and Summary Financial Statement for the year ended 31 March 2006
19/06/2006	Notice of AGM
29/11/2005	Interim Report for the six months ended 30 September 2005
29/11/2005	Demerger Circular and Notice of EGM

For further information, contact:

Gordon Bentley
Company Secretary
GUS plc
One Stanhope Gate
London
W1K 1AF